SEC File
Number

CUSIP
Number

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Emeren Group Ltd

(Full Name of Registrant)

ReneSola Ltd

(Former Name if Applicable)

100 First Stamford Place, Suite 302

(Address of Principal Executive Office (Street and Number))

Stamford, Connecticut 06902

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Emeren Group Ltd (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report on Form 20-F”) by the prescribed due date because additional time is needed for the Company to compile and analyze information necessary to complete the review and finalization of the Company’s financial statements to be included in the Annual Report on Form 20-F. As disclosed in the Company’s current report on Form 6-K filed on February 6, 2023 and amended on February 8, 2023, the Company dismissed Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”), the Company’s former independent auditor, on January 31, 2023. The Company appointed Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022, effective January 31, 2023. The compilation, dissemination and review of the information required to be presented in the Annual Report Form 20-F has imposed time constraints as a result of the Company’s transition from Grant Thornton to Marcum Asia, which diverted significant management time and resources from the Company’s normal process of reviewing and completing the Annual Report on Form 20-F. The time and resources so diverted by the Company’s management and financial staff directly impacts the Company’s ability to timely file its Annual Report on Form 20-F.

The Company currently intends to file the Annual Report on Form 20-F within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Safe Harbor Statement

This notice contains certain “forward-looking statements” relating to the Company.  All statements, other than statements of historical fact included herein, are “forward-looking statements” including statements regarding the timing, duration and outcome of the Company’s work in connection with completing certain financial statements.  These forward-looking statements are often identified by the use of forward-looking terminology such as “could,” “intends,” expects” or similar expressions and involve known and unknown risks and uncertainties.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.  Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this filing.  The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.  For additional information and risk factors that could affect the Company, see its filings with the Securities and Exchange Commission. The information contained in this filing is made as of the date hereof, even if subsequently made available by the Company on its website or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ke Chen	347	577 9055 x115
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐  Yes     ☒ No

Please see Part III for additional information regarding possible disclosures within the Annual Report on Form 20-F that are unrelated to the Company’s results of operations.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EMEREN GROUP LTD

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2023	By	/s/ Yumin Liu
	Name :	Yumin Liu
	Title:	Chief Executive Officer